

Mail Stop 4561

December 23, 2015

Mr. Enrico Digirolamo
Chief Financial Officer
Covisint Corporation
26533 Evergreen Road, Suite 500
Southfield, Michigan 48076

> **Re:     Covisint Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed May 27, 2015**
> **Form 8-K Filed November 10, 2015**
> **File No. 001-36088**

Dear Mr. Digirolamo:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2015

Item 1.  Business

Customers, page 4

1.      We note that GM accounted for 30% of your total revenue in fiscal 2015.  We note further that during fiscal 2015 you entered into two five-year agreements with Cisco under which you will continue to provide your platform to GM as a subcontractor to Cisco.  Please tell us what consideration you have given to filing the two agreements with Cisco as exhibits.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 34

2.      You state that after considering the minimum effect of a control premium, the fair value of your reporting unit exceeded the carrying value by 12% as of March 31, 2015.  Please tell us what consideration was given to describing the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in your impairment assessment.  Please refer to Item 303(a)(3)(ii) of Regulation S-K and the guidance in Section V of SEC Release 33-8350.

Item 11.  Executive Compensation, page 62

3.      We note your disclosure on page 20 of the Schedule 14A that you incorporate by reference.  It appears that you entered into severance agreements with both Messrs. Digirolamo and Keddington, which have not been filed as exhibits.  Please tell us what consideration you have given to filing these severance agreements as exhibits.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 8-K filed November 10, 2015

General

4.      In your Q2 2016 earnings call, management indicates that "free cash burn" for the quarter was about $5.4 million, which appears to be a discussion of non-GAAP measures.  In the future, where non-GAAP financial measures are made public orally, telephonically, by webcast, broadcast or similar means, please ensure that you include the most directly comparable GAAP financial measure as required by Item 100(a)(1) of Regulation G and provide a cross reference to the location on your website where the reconciliation for such measures can be found.  We refer you to Note 1 to Item 100 of Regulation G and Question 105.02 of the Non-GAAP Compliance and Disclosure Interpretations.

Exhibit 99.2

5.      The "Non-GAAP Income Statement" provided on slide 4 of your presentation materials appears to provide undue prominence to the non-GAAP information and may create the unwarranted impression to investors that the non-GAAP income statement has been prepared under a comprehensive set of accounting rules or principles.  In future filings, please revise your presentation to provide relevant information to investors without providing full non-GAAP income statements.  As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.  Please also refer to the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

6.      In your Q2 2016 earnings call, management states that you expect to finish the year with a net loss of between $11 and $14 million on a non-GAAP pro forma basis.  However, the Guidance Summary on slide 4 of the presentation materials does not specify that your Net Income projections are on a non-GAAP basis and they are not reconciled to the comparable GAAP measure.  Similarly, the Free Cash Flow projections are not reconciled to the comparable GAAP measure.  In future filings and public presentations please ensure that your non-GAAP measures are clearly identified as such.  In addition, ensure that you reconcile your non-GAAP projections to the most directly comparable GAAP measure or explain to us why you cannot provide that information without unreasonable effort.  Please refer to Item 10(e)(1)(i) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services